SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number: 1-4743

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form  10-K,  10-KSB  |_|  Form  20-F  |_|  Form  11-K
             |_| Form  10-Q,  10-QSB |_|  Form N-SAR

      For Period Ended:      DECEMBER 31, 2003
                        --------------------------------------------------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:-----------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      STANDARD MOTOR PRODUCTS, INC.
                        ---------------------------------------------

Former name if applicable
     N/A
-------------------------
Address of Principal Executive Office (STREET AND NUMBER)
     37-18 NORTHERN BLVD.
-------------------------

City, State and Zip Code      LONG ISLAND CITY, NEW YORK  11101
                         ------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                     PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     KPMG LLP, our auditors, requires additional time to audit and review our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 ("Form 10-K") in order for the auditors to provide its independent auditor report and consent. The reason is because our auditors require additional time to verify the opening balance sheet valuation at June 30, 2003 of Dana Corporation's Engine Management Group, which we acquired on June 30, 2003. Therefore, we will not be in a position to timely file our Form 10-K.

     These matters could not be accomplished for timely filing without unreasonable effort and expense. Accordingly, we respectfully request an extension of the filing date of our Form 10-K. We will file our Form 10-K as soon as practicable after the date hereof, but in any event on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

            JAMES J. BURKE                       (718) 392-0200
------------------------------------------------------------------------------
             (Name)                     (Area Code) + (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_| Yes  |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Standard Motor Products, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   MARCH 16,   2004              By:   /S/ JAMES J. BURKE
       --------------------                -------------------------------------
                                           James J. Burke
                                           Vice President Finance,
                                           Chief Financial Officer

                                     EXHIBIT
                             ACCOUNTANT'S STATEMENT


                                    KPMG LLP
                                 345 Park Avenue
                            New York, New York 10154


                                 March 16, 2004


Mr. James J. Burke
Vice President Finance, Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, New York 11101


Dear Mr. Burke:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Standard Motor Products, Inc. on March 16, 2004, which contains notification of the registrant's inability to file its Form 10-K by March 15, 2004. We have read the registrant's statements contained in
Part III therein, and we agree with the stated reason(s) as to why we have been unable to complete our audit and report on the registrant's (consolidated) financial statements for the year ended December 31, 2003, to be included in its Form 10-K.


                                          Very truly yours,

                                          KPMG LLP


                                          /S/ KPMG LLP
                                          ----------------------------